Rival

Technologies, Inc. [logo]

2360 Corporate Circle, Suite 400, Henderson NV 89074-7722 USA

May 6, 2011

Via EDGAR

Terence S. O’Brien, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Rival Technologies, Inc.

Item 4.01 Form 8-K

Filed March 16, 2011

File No.  0-49900

Dear Mr. O’Brien,

This letter is in response to your letter dated May 3, 2011 regarding the Public Company Accounting Oversight Board’s revocation of the registration of Rival Technologies, Inc.’s former auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm Bierwolf”).  The purpose of this letter is to inform you of the actions that Rival Technologies, Inc (the “Company”) intends to take to address this matter.

As of the date of this letter, the Company has engaged another Public Company Accounting Oversight Board (“PCAOB”) registered public accounting firm to re-audit the year ended December 31, 2009 and those financial statements will be included in the Company’s Form 10-K for December 31, 2010.  The Company intends to provide the following information regarding the revocation of Chisholm Bierwolf’s registration with the PCAOB under Item 9 in its yet to be filed annual report on Form 10-K for the year ended December 31, 2010.  The Company will also furnish the letter of agreement from Chisholm Bierwolf regarding the Company’s disclosures in that Form 10-K.

As reported in our Current Report on Form 8-K, as amended, on March 15, 2011 we dismissed our former auditing firm Chisholm, Bierwolf, Nilson & Morrill, LLC and engaged Morrill & Associates, LLC as our independent public registered accounting firm.

On April 8, 2011 the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC.  The PCAOB stated that the revocation was based upon Chisholm, Bierwolf, Nilson & Morrill, LLC and certain firm members’ violations of PCAOB rules, quality control standards and auditing standards in connection with the audits of three issuer clients between 2006 and 2007 and two issuer clients between 2007 and 2008.  Accordingly, the Company may not include the audit reports or consents of Chisholm, Bierwolf, Nilson & Morrill, LLC in our filings with the Securities and Exchange Commission.

The Company hopes that this response to your letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Peter G. Matthews

Peter G. Matthews

President